Richmont Mines Inc.
Common Shares
76547T106
September 30, 2003


CUSIP 76547T106
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 2,405,462

6. 44,272

7. 2,405,462

8. 44,272

9.  n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Richmont Mines Inc.
(b) 1, Place-Ville-Marie
    Suite 2130
    Montreal, PQ H3B 2C6
    CANADA

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 76547T106

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 2,405,462
    (ii) 44,272
    (iii) 2,405,462
    (iv)  44,272

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
October 8, 2003
Neal Nenadovic
Chief Financial Officer